UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Ritchie Bros. Auctioneers Incorporated

2.	Name of Person Relying on Exemption: Deep Field Asset Management LLC

3.	Address of Person Relying on the Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4. Written Materials: Attached hereto as an exhibit is a press release and statement issued by Deep Field Asset Management LLC to the shareholders of Ritchie Bros. Auctioneers Incorporated, dated February 16, 2023. This material is being submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended.

PLEASE NOTE: Neither Deep Field Asset Management LLC nor any fund advised by Deep Field Asset Management LLC is asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Deep Field Asset Management LLC Highlights Lack of Impartial Shareholder Support and Flaws

with Fairness Opinion in Proposed Ritchie Bros. Merger with IAA

Proposed Merger Lacks Public Support from Credible, Impartial Shareholders

Fairness Opinions from RBA’s Advisors Use Pessimistic Stand-Alone Forecasts Rather Than

Management’s Evergreen Model to Justify Merger; New Fairness Opinions Should be Produced Using

Evergreen Model, Current Market Conditions and 2022 Results

Deep Field Urges RBA Shareholders Not to Fall for RBA Management’s Magic Show and Send this Deal to the Scrapyard by Voting AGAINST at RBA’s Special Meeting on March 14

LOS ANGELES, CA – February 16, 2023 – Deep Field Asset Management, LLC (“DFAM”), a California- based investment adviser of funds that beneficially own 200,000 shares of Ritchie Bros. Auctioneers (“RBA”, or the “Company”), today issued its second letter urging RBA shareholders to reject RBA’s ill- conceived merger with IAA Inc. (“IAA”). DFAM’s latest letter highlights the lack of credible, impartial shareholder support for the transaction and concerns with forecasts used in the fairness opinions delivered to RBA’s Board of Directors and management team by RBA’s financial advisors.

DFAM intends to vote AGAINST the transaction at RBA’s Special Meeting of Shareholders on March 14, 2023 and calls on all RBA shareholders to do the same.

The full text of the letter is below:

February 16, 2023

Dear Fellow Shareholders,

The evidence continues to mount that RBA’s proposed acquisition of IAA (the “Transaction”) is terrible for RBA shareholders. In this letter, we focus on how the Transaction’s publicly supportive shareholders are neither credible nor impartial, and how the fairness opinions delivered by RBA’s financial advisors attempt to justify the Transaction by using pessimistic stand-alone forecasts rather than the Evergreen Model RBA management uses to describe its future prospects to shareholders.

For these reasons, and the reasons detailed in our February 3rd letter, DFAM intends to vote AGAINST the Transaction RBA’s Special Meeting of Shareholders on March 14, 2023. We urge all RBA shareholders to do the same.

RBA Has Failed to Produce Credible, Impartial Supporters

Amazingly, none of the four investors who have publicly supported the Transaction – Starboard Value LP (“Starboard”), Ancora Holdings Group, LLC (“Ancora”), Eagle Asset Management Inc. (“Eagle Asset Management”) and Independent Franchise Partners LLP (“IFP”) – can be considered impartial, unconflicted owners of RBA. Though they profess to represent the interest of RBA shareholders, three of these four shareholders are also recent top twenty shareholders of IAA – and the fourth, Starboard, is not aligned with RBA shareholders because of its off-market convertible preferred equity. Shareholders like Deep Field – who are only long RBA shares – must consider that others’ support for the Transaction may in fact be driven by their hope for a bailout of their positions in the weak and still weakening IAA business.

Let’s look at each one individually.

Starboard

As outlined in our February 3rd, 2023 letter, RBA paid an extraordinary price to buy Starboard’s support for the Transaction. For its support, Starboard receives a clearly off-market preferred security with virtually no downside, nearly all the upside, and guaranteed annual distributions roughly four times larger than RBA common shareholders currently receive per dollar.

Even if we ignore the “Day 0” windfall profit Starboard will receive, the nature of its convertible preferred equity misaligns Starboard’s interests from those of RBA common shareholders. Because of the convertible preferred security and the guaranteed annual distributions, Starboard’s interests in RBA are best served when RBA takes as much risk as possible.

More leverage, more execution risk, more volatility – it all benefits Starboard, thanks to Starboard’s upside participation with downside protection, and it all comes at the expense of RBA common shareholders. The Transaction is precisely one such needless and significant risk, and RBA common shareholders should reject it.

Ancora

As an activist in IAA who we estimate1 has a position in IAA nearly seven times larger than their position in RBA, Ancora is poorly suited to argue the case from the perspective of RBA shareholders. Based on our analysis, for every 1% move higher in IAA shares, Ancora can afford a 6.5% decline in RBA shares while still coming out ahead. In other words, if Ancora can help close the deal and IAA moves higher by 5%, RBA could fall 30% and Ancora would still be better off.

Despite the lopsided nature of their holdings and the obvious conflict therein, they have somehow become RBA management’s public advocate in favor of the Transaction. This is telling enough, but we additionally note the following contradictions in Ancora’s public communications:

1.

Ancora switched its initial opposition based on changes in the consideration to be paid to IAA. In a public letter dated November 14th, Ancora publicly stated it would “oppose the proposed deal unless the cash consideration and transaction terms materially improve” and “urge[d] the IAA Board to pursue a modified transaction that includes, at a minimum, more cash consideration and a higher premium.” On December 15th, Ancora told IAA management that it would no longer publicly criticize the Transaction and by December 21st, Ancora was “stating its willingness to publicly support the transaction and rebut other public criticisms of the deal.” IAA ultimately got more cash consideration but a lesser premium, and Ancora ceded its supposed minimum standard to support the Transaction.

2.

Ancora reversed its position on the suitability of IAA board members. On November 14th, Ancora pointed out that “ IAA’s Board has presided over dismal operating performance and numerous strategic lapses throughout its independent existence, leading us to believe many shareholders would prefer to have the current IAA Board out of the picture altogether,” that

[1]	According to Ancora’s February 8th Press Release, Ancora owns approximately 4.0% of IAA and 0.5% of RBA

“Mr. Kett has led [IAA] to objectively poor performance and overseen a series of destructive capital allocation decisions,” and that “If past performance is any indicator of future results, Mr. Kett and his ‘institutional knowledge’ of IAA would be best left out of the newly combined entity’s boardroom.” Yet, in an about face on February 8th, Ancora enthusiastically supported all four of the current IAA Board members who will become new RBA directors, including Mr. Kett, who received Ancora’s affirmative endorsement for his expertise in insurance industry knowledge, transaction integration, strategic planning, and operations. After a year of lambasting IAA’s Board generally and Mr. Kett specifically, Ancora cynically flipped its position to endorse these same people when closing the deal (presumably to ensure they could exit their underperforming IAA investment) was in their own best interest.

3.

Ancora’s criticisms of Luxor appear misplaced. Ancora publicly questioned Luxor’s motives, alleging without evidence that Luxor had taken short positions in IAA. Luxor has since denied this allegation. The credible accusation of misplaced motives should be focused on Ancora. Ancora purchased a 0.5% position in RBA as a laughable attempt to disguise the fact that their much larger IAA position is bailed out by the Transaction. Indeed, we learned this week from Ancora’s 13F filing that as of December 31st, 2022, Ancora owned just barely more than 4,000 shares of RBA. Since they reported owning 0.5% of RBA as of February 8th, 2023, they must have bought approximately 550,000 shares in the first few weeks of 2023. In other words, Ancora does not appear to have purchased meaningful RBA shares at the time of the Transaction’s announcement in November, and Ancora does not even appear to have purchased meaningful RBA shares at the time they flipped and communicated “willingness to publicly support the transaction and rebut other public criticisms of the deal” in December. Instead, their rush to acquire a large RBA stake appears all too conveniently to have come only immediately prior their public statement in support of the Transaction, a time when it would have been useful to build credibility with “fellow” RBA shareholders in order to benefit their larger IAA position. Further, if Ancora was restricted from transacting in RBA shares after approaching RBA management to work with them to publicly support the Transaction (which still would not have prevented them from buying shares in December, after supposedly turning positive on the Transaction but prior to approaching RBA management), presumably any such restriction would have been lifted with the announcement of the Starboard Financing on January 23rd. If this is the case, considering standard two-day settlement for stock trades, the earliest date on which Ancora could have settled its purchases of 0.5% of RBA shares and been eligible to vote those shares for the Transaction is January 25th which so happens to be the record date set by RBA management, another fact which suddenly seems convenient.

Considering this evidence, it appears to us that Ancora has no real principled opinion with respect to the Transaction. Instead, Ancora switches sides of the table depending on its own extremely short-term interests. Ancora’s initial pique now looks like a bluff meant to wring out more money from RBA; once called on this bluff, they became enthusiastic supporters of the Transaction. Long-term RBA shareholders should pay no heed to investors with such flitting opinions.

Eagle Asset Management

According to its Form 13F filings, as of September 30th, 2022, Eagle Asset Management held 2.2 million shares of IAA and 3.2 million shares of RBA. Given the closing prices on that date, this comes to a combined investment in RBA and IAA of approximately $274mm.

Eagle Asset Management came out in support of the Transaction in a Bloomberg article dated January 30th, but the same article revealed that Eagle Asset Management holds “more than 2 million Ritchie shares” and “was previously an IAA shareholder.” If we interpret this statement correctly, Eagle Asset Management likely now owns about 2 million shares of RBA and no shares in IAA, meaning that since the Transaction was announced, Eagle Asset Management has reduced its combined investment in both businesses from $274mm to $128mm.

Isn’t it curious that Eagle Asset Management likes the Transaction so much that it cut its exposure to the businesses by more than half? We believe in following what people do to understand their true beliefs – cutting exposure so significantly is a very unusual way of showing confidence in a transaction that creates meaningful shareholder value.

Independent Franchise Partners

IFP’s 13F for December 31st, 2022 shows that it purchased 2.8 million shares of RBA and 2.8 million shares of IAA in the fourth quarter, nearly tripling its exposure to the combined businesses. For this IFP deserves credit – they appear to be true believers, and that makes one. However, anyone truly enthusiastic about IAA’s business and the prospects of the Transaction could purchase IAA shares and soon receive equivalent RBA shares plus a significant arbitrage spread.

If IFP wanted to own 2.8 million more shares of RBA and believed the Transaction would close, it could have instead bought 5.3 million more shares of IAA and, were the deal to close, receive identical RBA shares plus a free $10mm+ bonus from the arbitrage spread closing. By disproportionately growing their exposure to RBA/IAA via purchases of RBA stock, IFP may have implicitly revealed a nagging belief that RBA shares could be better off if the deal did not close. Regardless, IFP is irreconcilably conflicted as a representative of RBA shareholders by its extremely large position in IAA.

None of the four public endorsements should convince shareholders who want the best specifically for RBA. The dog that did not bark in this case is the lack of a single unconflicted RBA common shareholder who has publicly demonstrated confidence in the Transaction.

Recent Results Underscore Questionable Evaluation Process

Another questionable factor underpinning the Transaction are the fairness opinions delivered by Goldman Sachs and Guggenheim Securities, RBA’s financial advisors. RBA management instructed these advisors to produce fairness opinions using $415mm, $443mm, $484mm, $532mm, and $601mm as Base Case Forecast Adjusted EBITDA for the fiscal years 2022, 2023, 2024, 2025, and 2026, respectively. This view is much worse than the Evergreen Model, which RBA uses with shareholders, suggests, compounding Adjusted EBITDA at less than 10% where the Evergreen Model implies Adjusted EBIT (which we assume is a reasonable proxy for Adjusted EBITDA) growth of mid-teens or better. At the time, this already seemed unreasonably pessimistic, but recent results make this forecast seem intentionally sandbagged.

According to RBA’s preliminary fourth quarter results, Adjusted EBITDA will be $120mm at the midpoint, up more than 20% from the comparable prior year period, despite GTV approximately flat year-on-year. Management noted on its third quarter earnings call that it expected fourth quarter GTV to be impacted by “as much as 500 basis points” due to unfavorable foreign exchange, so the constant currency results are even better. This follows year-on-year increases in Adjusted EBITDA of 44%, 11%, and 12% in the first, second, and third fiscal quarters of 2022, respectively, and totals to more than 20% Adjusted EBITDA growth for fiscal 2022 at the midpoint, despite negative impact from foreign exchange throughout the year.

Despite the momentum in the standalone business, RBA management appears to have stacked the deck against themselves, giving its financial advisors an inexplicably pessimistic forecast. Of course, a very negative forecast would make the issuance of so much new stock more palatable in a financial analysis.

Removing an estimated share-based compensation addback to RBA’s reported preliminary Adjusted EBITDA, we estimate the fiscal 2022 results comparable with the fairness opinion forecasts will come to $428mm. RBA’s Evergreen Model calls for Adjusted EBIT growth of at least mid-teens, and if we assume Adjusted EBITDA grows at a comparable pace of 15%, slower than what RBA realized in 2022 despite currency headwinds, we would expect that between fiscal 2022 and fiscal 2026 RBA’s Adjusted EBITDA could progress from $428mm to $749mm. By comparison, the RBA Base Case which was used to justify the fairness opinions shows Adjusted EBITDA at $601mm in 2026, and its Upside Forecast showed $711mm. After RBA’s standalone successes in 2022, the Upside Forecast RBA management gave its advisors is meaningfully below what we should expect from results consistent with the lowest end of RBA’s Evergreen Model.

Considering the lowest end of the Evergreen Model and the recently reported results, RBA should be growing EBITDA much faster off of a significantly higher base than the picture RBA management gave to its advisors to evaluate the Transaction. In the terminal year this comes to 25% more EBITDA which, given faster growth, should be valued at a meaningfully higher multiple. In our opinion, such a wide gulf raises serious questions about whether the Transaction can be seen as “fair” by a financial advisor using these more appropriate Base Case assumptions.

In this context, we challenge RBA’s Board of Directors to take seriously their fiduciary responsibilities by demanding bring down fairness opinions, based on current market conditions and using financial projections which reflect the now-reported fiscal 2022 results, as well as forecasts for the future consistent with the midpoint of the Evergreen Model to which RBA management has committed.

RBA Shareholders Should Not Believe in Magic or Listen to Non-Impartial “Supporters”

Vote to Scrap this Dilutive and Value-Destroying Deal

From the moment the Transaction was announced, it appeared that RBA shareholders would not be convinced on its merits. RBA CEO Ann Fandozzi has for months described the Transaction as “magical,” but in response to unyielding shareholder criticism it is Ms. Fandozzi who has attempted to become a magician.

Ms. Fandozzi began the show as every magician does, by insisting that we trust her, even over the evidence of our eyes or our business sense.

Then, Ms. Fandozzi tried to divert the attention of her audience with the supposed endorsement of Starboard. But shareholders have sniffed out the self-serving nature of the Starboard financing as completely misaligned with their own interests.

Next, Ms. Fandozzi tried to hypnotize members of the audience with $900mm of unrealistic and unfounded “revenue opportunities.” But shareholders have dismissed these numbers as the naïve work of fantasy they are.

For her final trick, Ms. Fandozzi plans to make more than a billion dollars of shareholder value disappear. But we believe most RBA shareholders have already seen enough of this pastiche of a magic show, and will vote AGAINST the costly grand finale.

The Transaction is not magical. Instead, magical thinking is exactly what is required to make this Transaction appear sensible for RBA shareholders.

We continue to urge all RBA shareholders to vote AGAINST the Transaction.

Sincerely,

Jordan Moelis, Managing Partner, Deep Field Asset Management LLC

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $160 million in assets under management as of January 31, 2023. DFAM manages a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of February 16, 2023 and are subject to change at any time due to changes in market or economic conditions. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 200,000 shares of RBA as of February 16, 2023. Holdings are subject to change, and DFAM may buy shares of RBA or sell, including sell short, shares of RBA at any time. This communication is for informational purposes only and should not be construed as a research report or as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the RBA shareholder meeting and does not have the authority to vote your proxy. DFAM urges RBA shareholders to vote against the Transaction.

The foregoing information also may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites, and certain social media venues.

Contacts

Hugh Burns / Paul Caminiti / Nicholas Leasure

Reevemark

deepfieldteam@reevemark.com

212-433-4600